UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of        May, 2004

Commission File Number    0-29586

EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes              No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes          No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)

Date: May 3, 2004                         By: ____"Sandra J. Hall"____ ______
                    Sandra J. Hall,
                    President, Secretary & Director

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.        Name and Address of Company

ENERNORTH INDUSTRIES INC. 2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6.

Item 2.        Date of Material Change

April 29, 2004.

Item 3.        News Release

The News Release was disseminated via CCNMatthews via North American Disclosure on April 29, 2004.

Item 4.        Summary of Material Change

The Company issued a Press Release, attached hereto as Exhibit "A".

Item 5.        Full Description of Material Change

No information other than that provided in Item 4 above is presently available.

Item 6.        Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.        Omitted Information

Not applicable.

Item 8.        Executive Officer

Sandra J. Hall, President & Secretary (416) 861-1484.

Item 9.        Date of Report

May 3, 2004.

The foregoing accurately discloses the material change referred to herein.

ENERNORTH INDUSTRIES INC.

Per: "Sandra J. Hall"
President & Secretary

Exhibit "A"

       NEWS RELEASE

Toronto, Canada – April 29, 2004 – EnerNorth Industries Inc. (AMEX: ENY, Frankfurt Stock Exchange: EPW1) (www.enernorth.com) ("EnerNorth" or the "Company") announces that the Court of Appeal of the Republic of Singapore has dismissed the Company’s Appeal with costs. The Appeal was related to a Judgment against the Company dated October 16, 2003 in the amount of US$5.42 million plus certain legal costs.

About EnerNorth Industries Inc.
EnerNorth is an energy source and service company operating as an Industrial & Offshore Division and an Oil & Gas Division.

There are approximately 4.06 million shares issued and outstanding in the capital of the Company.

For further information contact:
Sandra Hall
President
Telephone: (416) 861-1484
www.enernorth.com

Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company’s Annual Information Form and Annual Form 20 F for Risk Factors.) The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.